FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 18, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

WBD Foods OJSC reports the adoption of the following resolutions at the General Meeting of Shareholders of WBD Foods OJSC, the resolutions of the meeting being adopted by remote voting (by poll):

1.               Be it resolved that the new version of the bylaw “On the Executive Bodies” of WBD Foods OJSC be ratified.

2.               For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of any actual conflict of interests, be it resolved that the following transactions in whose completion there is an interest be approved:

1)                  WBD Foods OJSC will provide the debtor (Lianozovo Dairy OJSC) with a loan in an amount equivalent to 49,000,000 U.S. dollars (beneficiary: Lianozovo Dairy OJSC);

2)                  WBD Foods OJSC will provide the debtor (Lianozovo Dairy OJSC) with a loan in the amount of 500,000 U.S. dollars (beneficiary: Lianozovo Dairy OJSC);

3)                  WBD Foods OJSC will provide the debtor (Nizhny Novgorod Dairy OJSC) with a loan in an amount equivalent to 4,100,000 U.S. dollars (beneficiary: Nizhny Novgorod Dairy OJSC);

4)                  WBD Foods OJSC will provide the debtor (Siberian Milk OJSC) with a loan in an amount equivalent to 15,200,000 U.S. dollars (beneficiary: Siberian Milk OJSC);

5)                  WBD Foods OJSC will provide the debtor (Timashevsk Dairy OJSC) with a loan in an amount equivalent to 22,300,000 U.S. dollars (beneficiary: Timashevsk Dairy OJSC);

6)                  WBD Foods OJSC will provide the debtor (Tsaritsyno Dairy OJSC) with a loan in an amount equivalent to 16,700,000 U.S. dollars (beneficiary: Tsaritsyno Dairy OJSC);

7)                  WBD Foods OJSC will provide the debtor (Children’s Dairy Products Factory OJSC) with a loan in an amount equivalent to 9,200,000 U.S. dollars (beneficiary: Children’s Dairy Products Factory OJSC);

8)                  WBD Foods OJSC will provide the debtor (Wimm-Bill-Dann Trade Company CJSC) in an amount equivalent to 18,400,000 U.S. dollars (beneficiary: WBD Trade Company CJSC);

9)                  WBD Foods OJSC will provide the debtor (Fruit Rivers LLC) with a loan in an amount equivalent to 4,700,000 U.S. dollars (beneficiary: Fruit Rivers LLC);

10)            WBD Foods OJSC will provide the debtor (Ramensky Dairy OJSC) with a loan in an amount equivalent to 11,100,000 U.S. dollars (beneficiary: Ramensky Dairy OJSC);

11)            WBD Foods OJSC will provide the debtor (Vladivostok Dairy OJSC) with a loan in an amount equivalent to 2,000,000 U.S. dollars (beneficiary: Vladivostok Dairy OJSC);

12)            WBD Foods OJSC will provide the debtor (Rubtsovsk Dairy CJSC) with a loan in an amount equivalent to 2,100,000 U.S. dollars (beneficiary: Rubtsovsk Dairy CJSC);

13)            WBD Foods OJSC will provide the debtor (Roska OJSC) with a loan in an amount equivalent to 400,000 U.S. dollars (beneficiary: Roska OJSC);

14)            WBD Foods OJSC will provide the debtor (Novokuibyshevskmoloko OJSC) with a loan in an amount equivalent to 315,000 U.S. dollars (beneficiary: Novokuibyshevskmoloko OJSC);

15)            WBD Foods OJSC will guarantee to ZAO KB CITIBANK on behalf of Lianozovo Dairy OJSC performance by the latter of its obligations under contracts with ZAO KB CITIBANK respecting issuance of unsecured letters of credit to HASSIA VERPACKUNGSMASCHINEN GmbH, Germany, to a total sum of 1,886,040.00 euros (beneficiary: Lianozovo Dairy OJSC);

16)            WBD Foods OJSC will guarantee to HASSIA VERPACKUNGSMASCHINEN GmbH, Germany, on behalf of Kharkov Dairy OJSC performance by the latter of its monetary obligations under a contract with HASSIA VERPACKUNGSMASCHINEN GmbH, Germany, in the part concerning installment payments to the sum of 582,750.00 euros (beneficiary: Kharkov Dairy OJSC);

17)            WBD Foods OJSC will guarantee to ERCA-FORMSEAL, France, on behalf of Kharkov Dairy OJSC performance by the latter of its monetary obligations under a contract with ERCA-FORMSEAL, France, in the part concerning installment payments to the sum of 418,045.00 euros (beneficiary: Kharkov Dairy OJSC);

18)            WBD Foods OJSC will guarantee to GEA Westfalia Separator, Germany, on behalf of Kharkov Dairy OJSC performance by the latter of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 1,923,252.00 euros (beneficiary: Kharkov Dairy OJSC);

19)            WBD Foods OJSC will guarantee to Hypo Vereinsbank (Germany) on behalf of Rubtsovsk Dairy CJSC performance by the latter of its monetary obligations under a credit agreement with Hypo Vereinsbank (Germany) to the sum of the credit (4,590,000 euros) and interest thereon (beneficiary: Rubtsovsk Dairy CJSC);

20)            WBD Foods OJSC will guarantee to ING Bank on behalf of Tsaritsyno Diary OJSC performance by latter of its monetary obligations under a credit agreement with ING Bank to the sum of the credit (3,000,000 euros) and interest thereon (beneficiary: Tsaritsyno Dairy OJSC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:   December 18, 2002